Exhibit 99.1

March 27, 2018

Dear Shareholder:

Re: Odd-Lot Sell Program for Holders of 99 or Fewer Common Shares (“Advantage Shares”) of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. (“Advantage”) is pleased to announce that it has established an Odd-Lot Sell Program for Holders of 99 or fewer Advantage Shares (the “Program”) held as of record March 20, 2018. The Program will commence on March 27, 2018 and expire at the close of business on May 8, 2018, unless extended.

The Program allows eligible shareholders the opportunity to:

1.       Sell all, but not less than all, of their 99 or fewer Advantage Shares; and

2.       Participate even if they have lost their share certificate(s); and

3.       Not incur any brokerage fees if they elect to sell Advantage Shares, as described in 1 or 2 above;

4.       Conveniently complete the transaction by mail.

Advantage values each of its shareholders, and is aware of the expense and inconvenience that shareholders experience when selling small shareholdings. A minimum brokerage commission for selling 99 or fewer shares could constitute a significant percentage of the total cost of, or proceeds derived from, either transaction. Under this Program shareholders can sell Advantage Shares conveniently and at no cost to the shareholder.

This Program is entirely voluntary. Neither the Corporation nor Computershare Investor Services Inc. (“Computershare”) makes any recommendation with respect to participation in the Program. Your decision to participate should be based on your personal financial objectives and the convenience and cost savings of the Program. Further details regarding the Program are set forth in the enclosed Shareholder Information booklet.

Please carefully read the enclosed material to help you decide whether to participate in the Program. If you choose to participate, please complete the enclosed Letter of Transmittal and send or deliver it, along with your share certificate(s) that represent your ownership of 99 or fewer Advantage Shares to Computershare at the address shown on the enclosed Letter of Transmittal. The method of delivery of all required documents is at the election and risk of the shareholder. It is recommended that the required documents be hand-delivered to Computershare and a receipt obtained. If the required documents are mailed, the Corporation recommends that registered mail with return receipt be used and that proper insurance be obtained. Registered shareholders should NOT sign the back(s) of their share certificate(s). If you choose not to participate, there is no need to return the enclosed Letter of Transmittal or to notify us.

If you have any questions about the Program, please contact Computershare toll free at 1-800-564-6253.

Yours truly,

/s/ Craig Blackwood

Craig Blackwood

Vice President, Finance and Chief Financial Officer